SERIES SEED PREFERRED STOCK INVESTMENT AGREEMENT

This Series Seed Preferred Stock Investment Agreement (this "**Agreement**") is dated as of the Agreement Date and is between the Company, the Purchasers and the Key Holders.

The parties agree as follows:

1.   **DEFINITIONS**. Capitalized terms used and not otherwise defined in this Agreement or the Exhibit and Schedules thereto have the meanings set forth in Exhibit A.

2.   **INVESTMENT**. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, (i) each Purchaser shall purchase at the applicable Closing and the Company shall sell and issue to each Purchaser at such Closing that number of shares of Series Seed Preferred Stock set forth opposite such Purchaser's name on Schedule 1, at a price per share equal to the Purchase Price (subject to any applicable discounts when all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser) and (ii) each Purchaser, the Company, and each Key Holder agrees to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

3.   **ENTIRE AGREEMENT**. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Charter constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

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EXHIBIT A
DEFINITIONS

1. **OVERVIEW DEFINITIONS**.

"**Agreement Date**" means [EFFECTIVE DATE]________________.

"**Company**" means Africa Eats SPC, a Washington corporation, in the United States of America.

"**Governing Law**" means the laws of the state of Washington, in the United States of America.

"**Dispute Resolution Jurisdiction**" means the federal or state courts located in Washington, in the United States of America.

"**State of Incorporation**" means Washington State, in the United States of America.

2. **BOARD COMPOSITION DEFINITIONS**.

"**Common Board Member Count**" means 2.

"**Common Control Holders**" means the Key Holders.

3. **OFFERING TERMS DEFINITIONS**.

"**Purchase Price**" means $2.25 per share.

"**Total Series Seed Investment Amount**" means $$[AMOUNT]______

4. **RESULTING CAP TABLE DEFINITIONS.**

"**Common Shares Issued and Outstanding Pre-Money**" means 200,000 shares.

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SCHEDULE 1

SCHEDULE OF PURCHASERS, SHAREHOLDERS, & KEY HOLDERS

PURCHASERS:

Name of Purchaser	Series Seed Preferred Stock Shares Purchased	Cash Payment	Total Purchase Amount

PREFERRED SHAREHOLDERS:

Name of Shareholder	Series Seed Preferred Stock Shares Owned	Cash Payment	Total Purchase Amount
Wefunder Admin, LLC	127,100	$127,000	$127,000
Adam Winter	320,000	$400,000	$400,000
AWinter Rd LLC	110,303	$150,000	$150,000

KEY HOLDERS:

Name of Shareholder	Common Stock Shares Owned
Michael "Luni" Libes	100,000
Jumaane Tafawa	100,000

AGREEMENT TERMS

1. PURCHASE AND SALE OF SERIES SEED PREFERRED STOCK.

    1.1. **Sale and Issuance of Series Seed Preferred Stock**.

        1.1.1. The Company shall adopt and file the Company's restated organizational documents, as applicable (the "**Restated Charter**") with the Secretary of State of the State of Incorporation on or before the Initial Closing.

        1.1.2. Subject to the terms and conditions of this Agreement, each investor listed as a "Purchaser" on Schedule 1 (each, a "**Purchaser**") shall purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at such Closing that number of shares of Series Seed Preferred Stock of the Company ("**Series Seed Preferred Stock**") set forth opposite such Purchaser's name on Schedule 1, at a purchase price per share equal to the Purchase Price.

    1.2. **Closing; Delivery**.

        1.2.1. The initial purchase and sale of the shares of Series Seed Preferred Stock hereunder shall take place remotely via the exchange of documents and signatures on the Agreement Date or the subsequent date on which one or more Purchasers execute counterpart signature pages to this Agreement and deliver the Purchase Price to the Company (which date is referred to herein as the "**Initial Closing**").

        1.2.2. At any time and from time to time following the Initial Closing (the "**Additional Closing Period**"), the Company may, at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Purchasers in the Initial Closing or any prior Additional Closing, offer and sell to other investors (the "**New Purchasers**"), at a per share purchase price equal to the Purchase Price, up to that number of shares of Series Seed Preferred Stock that is equal to that number of shares of Series Seed Preferred Stock equal to the quotient of (x) Total Series Seed Investment Amount divided by (y) the Purchase Price, rounded up to the next whole share (the "**Total Shares Authorized for Sale**") less the number of shares of Series Seed Preferred Stock actually issued and sold by the Company at the Initial Closing and any prior Additional Closings. New Purchasers may include persons or entities who are already Purchasers under this Agreement. The Company and each of the New Purchasers purchasing shares of Series Seed Preferred Stock at each Additional Closing will execute counterpart signature pages to this Agreement and each New Purchaser will, upon delivery by such New Purchaser and acceptance by the Company of such New Purchaser's signature page and delivery of the Purchase Price by such New Purchaser to the Company, become a party to, and bound by, this Agreement to the same extent as if such New Purchaser had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Agreement as of the date of the applicable Additional Closing.

        1.2.3. Promptly following each Closing, if required by the Company's governing documents, the Company shall deliver to each Purchaser participating in such Closing a certificate representing the shares of Series Seed Preferred Stock being purchased by such Purchaser at such Closing against payment of the Purchase Price therefore by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness of the Company to Purchaser or by any combination of such methods.

2. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure

Schedule attached as <u>Exhibit D</u> to this Agreement (the "**Disclosure Schedule**"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Agreement Date, except as otherwise indicated.

     2.1.   **<u>Organization, Good Standing, Corporate Power and Qualification</u>**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

     2.2.   **<u>Capitalization</u>**.

     2.2.1.   The authorized capital of the Company consists, immediately prior to the Agreement Date (unless otherwise noted), of the following:

     (a)   The common stock of the Company (the "**Common Stock**"), of which that number of shares of Common Stock equal to (a) the Common Shares Issued and Outstanding Pre-Money are issued and outstanding as of immediately prior to the Agreement Date, and (b) the number of shares of Common Stock which are issuable on conversion of shares of the Series Seed Preferred Stock have been reserved for issuance upon conversion of the Series Seed Preferred Stock. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws. For purposes of this Agreement, the term "**Fully-Diluted Share Number**" shall mean that number of shares of the Company's capital stock equal to the sum of (i) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

     (b)   The shares of the preferred stock of the Company (the "**Preferred Stock**"), all of which is designated as Series Seed Preferred Stock, none of which is issued and outstanding immediately prior to the Agreement Date.

     2.2.2.   There are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock, or Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock, except for (a) the conversion privileges of the Series Seed Preferred Stock pursuant to the terms of the Restated Charter and (b) the securities and rights described in this Agreement.

     2.2.3.   The Key Holders set forth in <u>Schedule 1</u> (each a "**Key Holder**") hold that number of shares of Common Stock set forth opposite each such Key Holder's name in <u>Schedule 1</u> (such shares, the "**Key Holders' Shares**"). Except as specified in <u>Schedule 1</u>, the Key Holders do not own or have any other rights to any other securities of the Company.

     2.3.   **<u>Subsidiaries</u>**. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

     2.4.   **<u>Authorization</u>**. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this

Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5. **Valid Issuance of Shares**. The shares of Series Seed Preferred Stock, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "**Securities Act**"), and applicable state securities laws, the offer, sale and issuance of the shares of Series Seed Preferred Stock to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the shares of Series Seed Preferred Stock has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to filings pursuant to the Securities Act and applicable state securities laws, the Common Stock issuable upon conversion of the shares of Series Seed Preferred Stock will be issued in compliance with all applicable federal and state securities laws.

2.6. **Litigation**. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.7. **Intellectual Property**. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8. **Employee and Consultant Matters**. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms made available to the Purchasers or delivered to the counsel for the Purchasers. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business. To the Company's knowledge, all individuals who have purchased unvested shares of the Company's Common Stock have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended.

2.9. **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the Restated Charter or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10. **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

3. **REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1. **Authorization**. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2. **Purchase Entirely for Own Account**. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the shares of Series Seed Preferred Stock to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the shares of Series Seed Preferred Stock. The Purchaser has not been formed for the specific purpose of acquiring the shares of Series Seed Preferred Stock.

3.3. **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the shares of Series Seed Preferred Stock with the Company's management. Nothing in this

Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4. **Restricted Securities**. The Purchaser understands that the shares of Series Seed Preferred Stock have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the shares of Series Seed Preferred Stock are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, shares issued through Regulation CF have a one-year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act), after which they become freely transferable, subject to applicable securities laws and as otherwise set forth in this Agreement. While Shares issued through Regulation D are similarly considered "restricted securities", Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available and as otherwise set forth in this Agreement. The Purchaser acknowledges that the Company has no obligation to register or qualify the shares of Series Seed Preferred Stock, or the Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares of Series Seed Preferred Stock, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5. **No Public Market**. The Purchaser understands that no public market now exists for the shares of Series Seed Preferred Stock, and that the Company has made no assurances that a public market will ever exist for the shares of Series Seed Preferred Stock.

3.6. **Legends**. The Purchaser understands that the shares of Series Seed Preferred Stock and any securities issued in respect of or exchange for the shares of Series Seed Preferred Stock, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the shares of Series Seed Preferred Stock represented by the certificate so legended; and (c) the following legend:

"THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL."

3.7. **Exculpation Among Purchasers**. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the shares of Series Seed Preferred Stock.

3.8. **Residence**. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on the signature page hereto; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature page hereto. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any shares of Series Seed Preferred Stock by such Purchaser. In addition, Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells the shares of Series Seed Preferred Stock and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Purchaser is subject or in which Purchaser makes such purchases or sales, and Company has no responsibility therefor.

3.9. **Required Information**. Purchaser acknowledges it has received all the information necessary or appropriate for deciding whether to invest, and Purchaser represents that Purchaser has had an opportunity to ask questions and receive answers from the Company, through the use of a discussion board or otherwise, regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided. **Purchaser understands that the Shares are being offered pursuant to a Form C filed with the SEC available on the SEC EDGAR website (https://www.sec.gov/edgar/browse/?CIK=1896200), and acknowledges that it has reviewed and received a copy of such.**

3.10. **Reliance on Advice**. The Purchaser acknowledges that it is not relying on the advice or recommendations of the Company or any other related entity, and the Purchaser has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

3.11. **Federal or State Agencies**. The Purchaser acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

4. **ELECTION OF BOARD OF DIRECTORS**.

4.1. **Size of the Board**. Each Purchaser, any transferee of such Purchaser, and any other person owning any of the Shares or shares of Common Stock issued or issuable upon conversion of the Shares (each, a "**Stockholder**") shall vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (the "**Voting Shares**"), or to cause the Voting Shares to be voted, in whatever manner as may be necessary to ensure that the size of the Board shall be set and remain at two (2) directors, and may be changed only with the consent of the Company, the Key Holders and the holders of Preferred Stock representing a majority of the shares of Common Stock issuable upon conversion of the then outstanding shares of Preferred Stock (voting as a single separate class)

4.2. **Board Composition**. Each Stockholder shall vote (or consent pursuant to an action by written consent of the stockholders) all Voting Shares, or to cause the Voting Shares to be voted, in whatever manner as may be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following individuals shall be elected to the Board (each, a "**Board Designee**"):

4.2.1. So long as the Key Holders continue to own beneficially at least 1,000 shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations recapitalizations and the like), the Key Holders shall designate from time to time all of the individuals of the Board, which individuals shall initially be Michael Libes and Jumaane Tafawa.

4.2.2. To the extent that the clause above is not applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Charter.

4.3. **Proxy**. Subject to the rights of the stockholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Purchaser shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the Key Holders. Each Purchaser hereby appoints, and shall appoint, the then-current Chief Executive Officer of the Company, as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by such Purchaser and to execute all appropriate instruments consistent with this Agreement on behalf of such Purchaser if, and only if, such Purchaser (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Purchaser's Voting Shares or execute such other instruments in accordance with the provisions of this Agreement within fifteen (15) days of the Company's or any other party's written request for the Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section 4 are coupled with an interest and are given to secure the performance of the Stockholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholder or any other entity holding Voting Shares.

5. **EXCHANGE RIGHT**. The Company may use the proceeds of this offering to acquire shares of stock of other companies from time to time. Subject to any required approvals, waivers and consents, if necessary, if any entity in which the Company acquired stock with the proceeds of this offering lists its stock on a public stock exchange (in any such case, a "*Target Company*") and the Company then holds shares of stock in the Target Company, holders of Series Seed Preferred Stock of the Company may elect to exchange their shares of Series Seed Preferred Stock into shares of stock of the Target Company upon notifying the Company of their intent to do so. Such transaction shall be subject to any restrictions or requirements of the Target Company and shall be carried out by way of the holder transferring their shares of Series Seed Preferred Stock back to the Company in exchange for the transfer to such shareholder of their proportional number of shares of such Target Company found by dividing such shareholders number of shares of Series Seed Preferred Stock by the total number of shares of Series Seed Preferred Stock raised in this offering, and multiplying it by the number of shares of the Target Company held by the Company, provided that no fractional shares shall be issued pursuant to this right. Any shareholder who elects to exchange their shares pursuant to the right described herein shall be required to execute any necessary documents provided by the Company to effectuate the transfers at the Company's discretion.

6. **GENERAL PROVISIONS**.

6.1. **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Stockholder may transfer Shares unless each transferee agrees to be bound by the terms of this Agreement.

6.2. **Governing Law**. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

6.3. **Counterparts; Facsimile or Electronic Signature**. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

6.4. **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of this set of Agreement Terms contained in Exhibit B to the Agreement, unless otherwise specifically stated herein.

6.5. **Notices**. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page or Schedule 1, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 6.5.

6.6. **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

6.7. **Amendments and Waivers**. Except as specified herein, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then-outstanding shares of Series Seed Preferred Stock (or Common Stock issued on conversion thereof); provided, however, that any amendment to Section 4 will also require the additional written consent of the holders of a majority of the outstanding shares of the Company's Common Stock then held by all of the Common Control Holders. Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Shares in accordance with Section 6.1 will not require any further consent. Any amendment or waiver effected in accordance with this Section 6.7 will be binding upon the Purchasers, the Key Holders, each transferee of the shares of Series Seed Preferred Stock (or the Common Stock issuable upon conversion thereof) or Common Stock from a Purchaser or Key Holders, as applicable, and each future holder of all such securities, and the Company.

6.8. **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

6.9. **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

6.10. **Termination**. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Section 4 will terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Charter, as amended from time to time and (z) notwithstanding anything to the contrary herein, Section 1, Section 2, Section 3, Section 5, and this Section 6 will survive any termination of this Agreement.

6.11. **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

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IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY: **Africa Eats SPC**

Founder Signature
_____

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

SUBSCRIBER: [ENTITY NAME]

Investor Signature
_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: [STATE]

_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. TheSubscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT D

DISCLOSURE SCHEDULE

See next page – if no next page, then there are no disclosures.

This Disclosure Schedule (this "**Disclosure Schedule**") is delivered by the Company in connection with the sale of shares of the Company's Series Seed Preferred Stock on or about the Agreement Date by the Company. This Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in Exhibit B of the Agreement, and the disclosures in any section of this Disclosure Schedule qualify other sections in Exhibit B of the Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections. Where any representation or warranty is limited or qualified by the materiality of the matters to which the representation or warranty are given, the inclusion of any matter in this Disclosure Schedule does not constitute an admission by the Company that such matter is material. Unless otherwise defined herein, any capitalized terms in this Disclosure Schedule have the same meanings assigned to those terms in the Agreement. Nothing in this Disclosure Schedule constitutes an admission of any liability or obligation of the Company to any third party, or an admission against the Company's interests.